EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 18, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

FREE TRANSLATION
FOR IMMEDIATE RELEASE

September 17, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: ART. 23 – LISTING REGULATIONS

I am writing you as President of **TELECOM ARGENTINA STET-FRANCE TELECOM S.A.** to inform you that today, and within the frame of the renegotiation of the financial debt of the Company and its subsidiaries , the first informative meeting with the main creditors was held.

The Company aims to continue the conversations with its main financial creditors and hold, in the country and abroad, other informative meetings at locations and on dates which will be informed in due time.

Sincerely,

Juan Carlos Masjoan
President

Telecom Argentina Stet - France Telecom S.A.
Alicia Moreau de Justo 50
(1107) Buenos Aires - Argentina
Teléfono: (541) 968-4000
Internet: http//www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Dated: September 18, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente